UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2007 and 2006

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker Puerto Rico 1165(e) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34 th Street
New York, NY 10120

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Financial Statements and Supplemental Schedule

Table of Contents

Pages
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of
December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4-8

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2007	9

* Schedules required by Form 5500, which are not applicable, have been omitted.

Report of Independent Registered Public Accounting Firm

Foot Locker Puerto Rico 1165(e) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker Puerto Rico 1165(e) Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 27, 2008

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

		2006
		Participant-	Non-participant-
		Directed	Directed
			Foot Locker
	2007	Total Funds	Stock Fund	Total
Assets:
Investments, at fair value	$641,313	$421,542	$42,632	$464,174

Participant loans	11,046	8,878	-	8,878
	652,359	430,420	42,632	473,052

Receivable:
Participant contributions	2,545	7,762	-	7,762
Employer contribution	39,665	-	37,977	37,977
	42,210	7,762	37,977	45,739

Assets available for benefits	$694,569	$438,182	$80,609	$518,791

See accompanying notes to financial statements.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Statements of Changes in Net Assets Available for Benefits
December 31, 2007 and 2006

		2006
		Participant-	Nonparticipant
		Directed	Directed
			Foot Locker
	2007	Total Funds	Stock Fund	Total
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation)
of investments	$6,948	$30,941	$(2,781)	$28,160
Dividends	1,494	4,231	436	4,667
Interest	1,484	285	-	285
Total investment income (loss)	9,926	35,457	(2,345)	33,112

Contributions:
Participant	193,386	195,315	-	195,315
Employer	39,665	-	37,977	37,977
Total contributions	233,051	195,315	37,977	233,292

Total additions	242,977	230,772	35,632	266,404

Deductions from net assets attributed to:
Benefits paid to participants	58,349	14,585	1,383	15,968
Loan administration and administrative fees	8,850	144	142	286
Total deductions	67,199	14,729	1,525	16,254

Net increase	175,778	216,043	34,107	250,150

Net assets available for benefits:
Beginning of year	518,791	222,139	46,502	268,641
End of year	$694,569	$438,182	$80,609	$518,791

See accompanying notes to financial statements.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(1)	Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. In September 2004, the Foot Locker Puerto Rico 1165(e) Plan (the “Plan”) was established with an effective date of January 1, 2004.

The Board of Directors of Foot Locker, Inc. (the “Parent Company”) and the Parent Company’s Retirement Plan Committee appointed Oriental Trust as the trustee for the Plan. BISYS Retirement Services serves as the recordkeeper. Foot Locker, Inc. is the parent company of Foot Locker Retail, Inc. (the “Company”), which is the employer of the Plan.

Caribbean Pension Consultants provides administrative services to the Plan related to translating documents, distributing information to employees, processing loans, performing employer match calculations and Plan testing, among other services.

	(a)	General

The Plan is a defined contribution plan covering generally all employees of the Company whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

	(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation for participants who meet the eligibility requirements. Effective January 1, 2007, the initial automatic enrollment percentage shall automatically increase each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution is 10% of pre-tax annual compensation, as defined in the Plan. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. Pre-tax contributions may be made up to the Puerto Rico Department of Treasury limit of $8,000 in 2007 and 2006, or 10% of the participant’s annual compensation, whichever is less. Participants may also roll over certain amounts representing distributions from other qualified retirement plans in Puerto Rico prior to becoming eligible to participate in the Plan, however, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Parent Company also contributes 25% of such participant's pre-tax contributions to the Plan up to the first 4% of the participant's compensation earned during the Plan year. Matching contributions, at the Parent Company’s option, are made either in shares of the Parent Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Effective January 1, 2007, participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2007 were made in May 2008 and for 2006 were made in May 2007, entirely in Foot Locker Shares and recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Parent Company and are subject to certain limitations. No additional contributions were made in 2007 or 2006.

	(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Parent Company’s matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participants’ salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

	(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Parent Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(e)	Investment Options

Participants may change their investment options daily. Effective February 1, 2007, each participant may direct his or her contributions to the following funds in 1% increments:

Russell Investment Contract Fund – The fund seeks to diversify across many companies and investment contracts to help protect the principal and reduce market risk. The contracts held within this fund are issued by major insurance companies and banks. The fund’s rate of return fluctuates with the market condition.

Custom Funds FL Fixed Income I Portfolio – Participant’s assets are invested in a variety of bonds representing a diversity of sectors and maturities. This fund has less risk and lower returns than stocks but the advisors seek higher returns than a money market fund or a shorter maturity bond fund. The fund maintains an intermediate-term portfolio maturity.

Custom Funds FL Global Balanced Portfolio – Participant’s assets are invested in a premixed portfolio strategically invested in U.S. stocks, non-U.S. stocks, U.S. bonds and real estate. The fund employs a globally moderate balanced strategy by investing in stocks and short and intermediate term bonds. The fund is expected to generate a high rate of return.

Custom Funds FL Large Cap Structured Equity Portfolio – Participant’s assets are invested within a portfolio of large U.S. companies but is diversified strategically with companies that perform differently in various economic situations. The fund seeks to achieve high, long-term rates of return.

Custom Funds FL Russell 1000 Portfolio – This fund aligns its stock selection with the Russell 1000 Index. The stocks in this index are highly diversified across the full range of industries and sectors of the large cap U.S. stock market. This fund seeks to match the index performance and seeks to provide a highly predictable return.

Russell Equity I Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented because no single investment style dominates the market place. This fund invests in companies ranked among the largest 1,000 companies in the United States stock market. This fund seeks higher, long-term rates of return.

Russell Equity II Fund – This fund utilizes a combination of three distinct styles: value, growth, and market oriented because no single investment style dominates the market place. This fund invests in smaller companies ranked among in the United States stock market. This fund seeks higher, long-term rates of return.

Custom Funds All International Markets Portfolio – This fund invests in companies from around the world excluding the United States. The market cycles of the world do not necessarily mirror the United States and are influenced by different economic factors. This fund is sensitive to possible risks not found in the United States investments such as foreign currency fluctuations or political unrest. These types of investments can have higher returns over the long term but are also fairly volatile in the short term.

Foot Locker Stock Fund – Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

During 2006 and in January 2007, Oppenheimer Funds provided investment management services to the Plan and each participant had the option to direct his or her contributions to the following funds in 1% increments in addition to the Foot Locker Stock Fund:

Oppenheimer Champion Income Fund – Participant’s assets are invested in a mutual fund with a portfolio of high-yield, lower-rated fixed-income securities as a primary goal. The fund secondarily seeks capital growth when consistent with its primary objective. Securities include lower-grade bonds and notes of corporate issuers, foreign corporate and government bonds and structured notes. The fund is designed to seek high current income and capital growth.

Oppenheimer Quest Balanced Fund – Participant’s assets are invested in a mutual fund that mainly invests in undervalued U.S. common stocks, preferred stocks and securities convertible into common stock issued by U.S. Corporations, corporate and government bonds, notes and other debt securities for investment income, which can be below investment grade. The fund’s primary objective is to seek capital growth and investment income.

Oppenheimer Quest Opportunity Value Fund – Participant’s assets are invested in a mutual fund with a diversified portfolio of stocks, bonds and cash equivalents, although it focuses primarily on stocks. The fund’s design is similar to the Quest Balanced Fund. The fund is designed to seek growth of capital.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2007 and 2006

Oppenheimer Capital Appreciation Fund – Participant’s assets are invested in a mutual fund with a portfolio of common stock of “growth” companies. “Growth” companies may be newer companies or established companies of any capitalization range, which may appreciate in value over the long-term. The fund is designed to seek capital appreciation.

Oppenheimer Global Fund – Participant’s assets are invested in a mutual fund which invests primarily in common stocks of U.S. and foreign countries. The fund may invest without limit in foreign securities, in any country, including countries with developed or emerging markets. The fund is currently investing in developed markets such as the United States, Western European countries and Japan, in mid-cap and large-cap companies. The fund is designed to seek capital appreciation.

Oppenheimer Cash Reserves A - Participant’s assets are invested in a money market fund which seeks the maximum current income that is consistent with stability of principal. The fund seeks to achieve this objective by investing in "money market" securities meeting specific credit quality standards.

Fidelity Advisor Dividend Growth Fund – Participant’s assets are invested in a mutual fund which is designed to provide access to companies whose stocks are recognized for their potential to increase or begin paying dividends, which represents a company’s financial strength and growth potential. The fund is designed to invest in companies in the technology and finance areas with stable growth.

Federated Max-Cap Index Fund - Participant’s assets are invested in a mutual fund which invests in a portfolio of large-cap stocks that correspond to the aggregate price and dividend performance of publicly traded common stocks comprising the S&P 500 Composite Stock Index. The fund's objective is to parallel the return of the S&P 500 Stock Index.

Fidelity Advisor Mid Cap Fund – Participant’s assets are invested in a mutual fund which invests in stocks of mid-cap corporations. The fund seeks to provide diversification and the potential for high returns.

John Hancock Small Cap Equity Fund - Participant’s assets are invested in a mutual fund which invests primarily in stocks of companies believed to be undervalued. The fund’s objective is to seek capital appreciation.

Calvert Income Fund – Participant’s assets are invested in a mutual fund which invests in bonds and other income-producing securities. The fund invests in selected investment-grade bonds, which produce high current income. The fund’s objective is to maximize long-term income combined with the preservation of capital.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)	Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Participant loans totaling $11,046 and $8,878 were outstanding at December 31, 2007 and December 31, 2006, respectively, bearing interest rates ranging from 7.50% to 8.25% in 2007 and 6.00% to 8.25% in 2006.

(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund and vested Parent Company matching contributions distributed either in shares or cash.

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan Document.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2007 and 2006

	(h)	Forfeitures

Forfeitures are allocated as of the last day of the Plan year. At December 31, 2007 and December 31, 2006, forfeited non-vested accounts totaled $293 and $434, respectively, which may be used to pay future administrative expenses of the Plan and then to reduce future matching contributions.

	(i)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans and investment management fees. To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

(2)	Summary of Accounting Principles

	(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

	(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued by the issuer based on quoted market prices of the underlying securities. Shares of mutual funds at December 31, 2006 were valued at quoted market prices, which represented the net asset value of shares held by the Plan. Foot Locker shares are valued at quoted market price. Participant loans are valued at their outstanding cost balances, which approximate fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

	(e)	Recently Released Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”) which is effective for fiscal years beginning after November 2007. This statement provides a single definition of fair value and a common framework for measuring fair value as well as expanded disclosure requirements for fair value used in financial statements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. Management does not expect SFAS No. 157 to have a material effect on the Plan’s financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Company has submitted a request to the Puerto Rico Department of Treasury for a letter of determination of status for the Plan. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code of 1994, as amended, and the trust established thereunder will be entitled to exemption from local income taxes. Certain operational errors were identified in 2007 that the Company is researching and will take the appropriate actions to correct the errors.

FOOTLOCKER PUERTO RICO 1165(e) PLAN

Notes to Financial Statements
December 31, 2007 and 2006

(5)	Risks and Uncertainties

The Plan offers a number of investment options including participant investments in the Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

(6)	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31:

	2007	2006
Custom Funds FL Global Balanced Portfolio – 49,359 shares	$525,675	$-
Oppenheimer Quest Balanced Fund – 19,592 shares	-	369,113
Foot Locker Stock Fund – 4,419 shares and 2,719 shares, respectively	$54,275	$ **52,627

** For 2006, 2,203 shares, or $42,632 nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,948 in 2007 and by $28,160 in 2006.

	2007	2006
Commingled funds	$39,209	$-
Mutual funds	-	31,789
Common stock	(32,261)	(3,629)
	$6,948	$28,160

(7)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various commingled funds which are managed by Russell Investment Group, who has been designated as the investment manager effective February 1, 2007. During 2006 and January 2007, Oppenheimer Funds was the investment manager for the plan. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2007

	(b) Identity of Issue, Borrower,	(c) Description of investment including maturity date, rate of interest,		(d)	(e)
(a)	Lessor, or Similar Party	collateral, par, or maturity value		Cost **	Current value
		Commingled Funds:
*	Russell Investment Group	Russell Investment Contract Fund	116 units	—	$1,722
*	Russell Investment Group	Custom Funds FL Fixed Income I Portfolio	537 units	—	5,710
*	Russell Investment Group	Custom funds FL Global Balanced Portfolio	49,359 units	—	525,675
*	Russell Investment Group	Custom Funds FL Large Cap Structured
		Equity Portfolio	1,953 units	—	19,510
*	Russell Investment Group	Custom Funds FL Russell 1000 Portfolio	651 units	—	6,717
*	Russell Investment Group	Russell Equity I Fund	1,371 units	—	18,697
*	Russell Investment Group	Russell Equity II Fund	228 units	—	4,128
*	Russell Investment Group	Custom Funds All International
		Markets Portfolio	428 units	—	4,879
		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	4,419 units	—	54,275
		Loans:
*	Loans	Participant loans	8 loans were outstanding at
			December 31, 2007, bearing
			interest at rates ranging from
			7.50% - 8.25%, maturing
			through 2012		11,046
					$652,359

*	Party-in-interest as defined by ERISA

**	Cost basis is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

FOOT LOCKER PUERTO RICO 1165(e) PLAN

By:	/s/ Robert W. McHugh
Foot Locker, Inc
Robert W. McHugh
Chief Financial Officer

Date: June 27, 2008

FOOT LOCKER PUERTO RICO 1165(e) PLAN

INDEX OF EXHIBITS

Exhibit No. in Item
601 of Regulation S-K	Description
23	Consent of Independent Registered Public
Accounting Firm